FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Cox, Philip B.	2. Issuer Name and Ticker or Trading Symbol California Amplifier, Inc. (CAMP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President Wireless Products
(Last) (First) (Middle) C/O California Amplifier, Inc. 460 Calle San Pablo	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year FYE 02/28/03
(Street) Camarillo, CA 93012		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	5.00	03/07/02		A	15,000		03/07/03(1)	03/07/12	Common Stock	15,000		15,000	D
Explanation of Responses: (1) Stock option becomes exercisable at 25% annually beginning on date indicated in "Date Exercisable" column.
By: /s/ Richard K. Vitelle Attorney-in-fact **Signature of Reporting Person	March 17, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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 POWER OF ATTORNEY

      Know  all  by  these presents, that the  undersigned

hereby constitutes and appoints each of Fred M. Sturm  and

Richard K. Vitelle, and either of them signing singly, the

undersigned's true and lawful attorney-in-fact to:

 (1)      execute for and on behalf of the undersigned, in

   the undersigned's capacity as an officer or director of

   California Amplifier, Inc. (the "Company"), Forms 3,  4

   and   5  in  accordance  with  Section  16(a)  of   the

   Securities   Exchange  Act  of  1934  and   the   rules

   thereunder;

 (2)     perform any and all acts for and on behalf of the

   undersigned  which  may be necessary  or  desirable  to

   complete and execute any such Form 3, 4, or 5, complete

   and  execute  any amendment or amendments thereto,  and

   timely file such form with the United States Securities

   and  Exchange  Commission and  any  stock  exchange  or

   similar authority; and

(3)     take  any  other action of any type whatsoever  in

   connection with the foregoing which, in the opinion  of

   such  attorney-in-fact, may be of benefit  to,  in  the

   best   interest  of,  or  legally  required   by,   the

   undersigned,  it  being understood that  the  documents

   executed  by  such attorney-in-fact on  behalf  of  the

   undersigned pursuant to this Power of Attorney shall be

   in   such  form  and  shall  contain  such  terms   and

   conditions as such attorney-in-fact may approve in such

   attorney-in-fact's discretion.

   The undersigned hereby grants to each such

attorney-in-fact full power and authority

to do and perform any and every act and thing whatsoever

requisite, necessary, or proper to be done in the exercise

of  any of the rights and powers herein granted, as  fully

to  all  intents and purposes as the undersigned might  or

could  do  if  personally  present,  with  full  power  of

substitution   or   revocation,   hereby   ratifying   and

confirming  all  that  such  attorney-in-fact,   or   such

attorney-in-fact's   substitute  or   substitutes,   shall

lawfully do or cause to be done by virtue of this power of

attorney  and  the rights and powers herein granted.   The

undersigned  acknowledges that the foregoing attorneys-in-

fact,  in serving in such capacity at the request  of  the

undersigned,  are  not  assuming,  nor  is   the   Company

assuming,  any  of  the undersigned's responsibilities  to

comply  with Section 16 of the Securities Exchange Act  of

1934.

     This Power of Attorney shall remain in full force and

effect until the undersigned is no longer required to file

Forms  3,  4  and  5  with respect  to  the  undersigned's

holdings of and transactions in securities issued  by  the

Company,  unless earlier revoked by the undersigned  in  a

signed  writing  delivered to the foregoing  attorneys-in-

fact.

     IN  WITNESS WHEREOF, the undersigned has caused  this

Power  of  Attorney to be executed as of this  7th  day

of   February , 2003.

                       /s/  Philip B. Cox